UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 21)

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

69439P407
(CUSIP Number)

Tom Kubota
2618 San Miguel Drive, #477
Newport Beach, California 92660
(949) 721-8272
(Name, Address and Telephone Number of Person Authorized to
Receive Notes and Communications)

September 26, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69439P407

1.	Names of Reporting Persons
Tom Kubota

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐

6.	Citizenship or Place of Organization
United States of America
Number of	7.	Sole Voting Power
Shares		8,312,647(1)(2)
Beneficially	8.	Shared Voting Power
Owned by		-0-
Each	9.	Sole Dispositive Power
Reporting		8,312,647(1)(2)
Person	10.	Shared Dispositive Power
With		-0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
8,312,647(1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐

13.	Percent of Class Represented by Amount in Row (11)
64.9%(3)

14.	Type of Reporting Person (See Instructions)
IN

(1)  Includes 8,296,647 shares of the Issuer’s Common Stock and 16,000 shares of the Issuer’s Series A Preferred Stock owned by the Reporting Person.  The Series A Preferred Stock is convertible to Common Stock of the Issuer on a one-share-for-one-share basis, based on the number of shares of Series A Preferred Stock converted and not the number of votes represented by such converted shares of Series A Preferred Stock. The Series A Preferred Stock is convertible only by the holder thereof and is convertible at any time.  Each outstanding share of Series A Preferred Stock is entitled to vote as 20,000 shares of Common Stock.

(2)  These shares are held through the Tom Kubota Revocable Trust of 2013 (the “Trust”). The Reporting Person is the sole Trustee of the Trust and may be deemed to have voting and dispositive power over the shares held by the Trust.

(3) Calculated based on 12,816,000 shares of Common Stock of the Issuer, including 12,800,000 shares of Common Stock outstanding as of June 30, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 18, 2023, and assuming the issuance of 16,000 shares of Common Stock as if the Reporting Person had converted the 16,000 shares of the Issuer’s Series A Preferred Stock held by him to 16,000 shares of Common Stock of the Issuer.

EXPLANATORY NOTE

This Amendment No. 21 (“Amendment No. 21”), dated September 28, 2023, amends and supplements the original Schedule 13D filed by the Reporting Person with the Securities and Exchange Commission (the “Commission”) on June 27, 2008, relating to shares of Common Stock, $0.001 par value per share (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”), as amended and supplemented by Schedule 13D/A-1 filed on August 28, 2008, Schedule 13D/A-2 filed on May 14, 2010, Schedule 13D/A-3 filed on May 14, 2010, Schedule 13D/A-4 filed on April 20, 2012, Schedule 13D/A-5 filed on May 21, 2013, Schedule 13D/A-6 filed March 12, 2014, Schedule 13D/A-7 filed April 30, 2014, Schedule 13D/A-8 filed on June 10, 2014, Schedule 13D/A-9 filed on June 17, 2014, Schedule 13D/A-10 filed on March 31, 2015, Schedule 13D/A-11 filed on November 16, 2015, Schedule 13D/A-12 filed on November 18, 2015, and Schedule 13D/A-13 filed on December 1, 2016, Schedule 13D/A-14 filed on January 10, 2018, Schedule 13D/A-15 filed on May 1, 2018, Schedule 13D/A-16 filed on May 16, 2018, Schedule 13D/A-17 filed on January 31, 2020, Schedule 13D/A-18 filed on March 30, 2020, Schedule 13D/A-19 filed on December 29, 2021, and Schedule 13D/A-20 filed on August 31, 2023 (collectively referred to herein as the “Schedule 13D”).  Only those items hereby reported in this Amendment No. 21 are amended and all other items remain unchanged. Terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 13D.

Item 1. Security and Issuer

This statement on Schedule 13D/A relates to the common stock, par value $0.001, (“Common Stock”) of Pacific Health Care Organization, Inc. (the “Issuer”) which has its principal executive offices at 19800 MacArthur Boulevard, Suites 306 & 307, Irvine, California 92612.

Item 2. Identity and Background

This statement is being filed by Tom Kubota (the “Reporting Person”). These shares are held through the Tom Kubota Revocable Trust of 2013 (the “Trust”). The Reporting Person is the sole Trustee of the Trust and may be deemed to have voting and dispositive power over the shares held by the Trust.

The following information relates to the Reporting Person:

(a)	Name: Tom Kubota

(b)	Business Address:	2618 San Miguel Drive, #477 Newport Beach, California 92660

(c)	Present Principal Occupation: CEO, President and Chairman of the Board of Directors of the Issuer

(d)	During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.

(f)	Citizenship: United States of America

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

All shares of the Issuer’s Common Stock acquired by the Reporting Person were acquired with personal funds.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated as follows:

The acquisitions were not for the purpose of changing control of the Issuer.  Prior to and following the acquisitions, the Reporting Person was and continues to be the Chief Executive Officer, President and Chairman of the board of directors (the “Board”) of the Issuer.  Prior to the acquisitions, the Reporting Person was the single largest holder of Common Stock of the Issuer, owning approximately 63.7% of the outstanding Common Stock of the Issuer. The Reporting Person made the acquisitions because the shares were available for sell and he chose to acquire them. The Reporting Person anticipates he will make additional acquisitions from time-to-time. The Reporting Person did not make the acquisitions with intent to or for the purpose of effecting any of the transactions described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.  It is anticipated that future acquisitions by the Reporting Person would also not be for the purpose of effecting any of the transactions described in (b) through (j) of Item 4 of Schedule 13D.  The Reporting Person may, at any time, review or reconsider his position with respect to the Issuer and formulate plans or proposals with respect to any of the matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a)         Through the Trust the Reporting Person beneficially owns 8,296,647 shares of Common Stock and 16,000 shares of Series A Preferred Stock of the Issuer. The Reporting Person’s beneficial ownership of Common Stock represents approximately 64.8% of the Issuer’s Common Stock, based on the number of Common Stock outstanding as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on August 18, 2023. The Series A Preferred Stock converts into Common Stock of the Issuer on a one-share-for-one-share basis, based on the number of shares of Series A Preferred Stock converted, at the election of the Reporting Person and has no expiration date; however, as of the date hereof, the Reporting Person has not converted any shares of the Series A Preferred Stock.

(b)         As sole Trustee of the Trust, the Reporting Person may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition, of all shares held by the Trust.

(c)         On September 7, 2023, the Reporting Person acquired 61,000 shares of Common Stock of the Issuer on the open market for $0.85 per share. On September 11, 2023, the Reporting Person acquired 54,047 shares of Common Stock of the Issuer on the open market for $0.82 per share. On September 12, 2023, the Reporting Person acquired 200 shares of Common Stock of the Issuer on the open market for $0.82 per share. On September 22, 2023, the Reporting Person acquired 400 shares of Common Stock of the Issuer on the open market for $0.82 per share. On September 26, 2023, the Reporting Person acquired 20,000 shares of Common Stock of the Issuer on the open market for $0.85 per share. On September 27, 2023, the Reporting Person acquired 5,000 shares of Common Stock of the Issuer on the open market for $0.85 per share. Other than the foregoing, the Reporting Person has not engaged in any transactions in the Common Stock of the Issuer since the most recent filing of Schedule 13D by the Reporting Person.

(d)          No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Issuer’s Common Stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Person.

(e)         Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2023	By:	/s/ Tom Kubota
Tom Kubota